April 5, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Lane Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed March 25, 2019
           File No. 000-56019

Dear Mr. Moody:

      We have reviewed your amendment registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2019 letter.

Amendment No. 2 to Form 10-12G filed March 25, 2019

General

1. Regarding your response to prior comment 1, please note the penultimate paragraph in our letter to you dated February 19, 2019. Also, if your control persons sold NL One before developing substantial operations, it remains unclear why your Form 10 should not disclose the information sought in comment 2 of our letter to you dated February 19,
      2019, particularly given the disclosed purpose of Fast Lane Holdings. Additionally, see the five-year period mentioned in Regulation S-K Item 401(e). Please revise your disclosure as appropriate.
 Paul Moody
FirstNameHoldings, Inc. Moody
Fast Lane LastNamePaul
Comapany NameFast Lane Holdings, Inc.
April 5, 2019
Page 5,
April 2 2019 Page 2
FirstName LastName
Certain Relationships and Related Transactions, page 12

2. We note your reference to $120,000 in response to prior comment 2. However, please see the threshold mentioned in Regulation S-K Item 404(d)(1), and provide all disclosure required by Item 404.
Recent Sales of Unregistered Securities, page 13

3. We note your response to prior comment 3. Please provide a detailed legal analysis of whether the currently outstanding shares of Fast Lane Holdings, Inc. were issued for value. As part of that analysis, please discuss whether and how each of the conditions noted in relevant no-action letter precedent (e.g., Halliburton Co. (pub. avail. Dec. 11,
         1996)) was satisfied, taking into consideration the entire transaction; i.e., not only the holding company reorganization but also the redomestication from Nevada to Delaware and the related Separation Agreement. In this regard, please include in your analysis the basis for your view that the "Successor was formed for the sole purpose of effecting the
         Reorganization" given (1) your response to prior comment 2 that "Predecessor is a shell company and Successor is a blank check shell company" and that the Successor is focusing on inorganic growth rather than the "incongruity of the former business plan,"
         and (2) the statement in your March 5, 2019 letter to us that "[a]ll the assets and liabilities of Predecessor and Giant Motorsports Merger Sub, Inc. remain with Predecessor." In your response, please clarify what you mean by the "incongruity of the former business plan."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Electronics and Machinery